FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

34 91-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – PIP _ Cycle II (2015-2018)	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

In accordance with Article 47 of Royal Decree 1362/2007 of October 19, and Article 82 of the Spanish Stock Market Act, (Ley del Mercado de Valores), TELEFÓNICA, S.A. hereby discloses the following

RELEVANT INFORMATION

In connection with the long-term incentive plan consisting in the granting of shares of Telefónica, S.A. - called Performance & Investment Plan (“PIP”)- aimed at Telefonica Group Executives including Executive Directors of Telefónica, S.A., and approved by the Annual General Shareholders Meeting held on May 30, 2014, it is informed that the Board of Directors of Telefónica, S.A., following a relevant favorable report of the Nominating, Compensation and Corporate Governance Committee, has approved, with regard to the second cycle (2015-2018) of the aforementioned Plan, the amount of theoretical shares to be assigned to the Executive Board Members and Directors of the Company that are detailed in the Schedule attached, and the maximum possible number of shares to be received by them, in the event of fulfillment of the Co-investment requirement and of maximum achievement of the Total Shareholder Return (TSR) established on the aforementioned Plan.

The number of theoretical shares assigned to this second cycle (2015-2018) is the same as the one assigned in the first cycle (2014-2017) at this time last year.

Madrid, October 28, 2015.

SCHEDULE I

List of Directors and Executives who are Beneficiaries of the

Performance & Investment Plan

(Second cycle / 2015-2018)

First name and surname	Theoretical shares assigned (without co-investment)	% Share Capital	Maximum Number of Shares *	% Share Capital
Mr. César Alierta Izuel	324,000	0.006	506,250	0.010
Mr. José María Álvarez-Pallete López	192,000	0.003	300,000	0.006
Mr. Ángel Vilá Boix	120,000	0.002	187,500	0.003
Mr. Guillermo Ansaldo Lutz	104,000	0.002	162,500	0.003
Mr. Ramiro Sánchez de Lerín García-Ovies	60,000	0.001	93,750	0.001
Mr. Eduardo Navarro de Carvalho	60,000	0.001	93,750	0.001

*	Maximum number of shares to receive in case of fulfillment of the co-investment requirement and of maximum achievement of the TSR objective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 28, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors